

November 25, 2013

Via E-mail
Emanuele A. Lauro
Chief Executive Officer
Scorpio Bulkers Inc.
9, Boulevard Charles III
MC 98000 Monaco

      Re: **Scorpio Bulkers Inc.**
              Registration Statement on Form F-4
              Filed November 8, 2013
              File No. 333-192247
              Registration Statement on Form F-1
              Filed November 8, 2013
              File No. 333-192246

Dear Mr. Lauro:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Prospectus Summary, page 1

1. We note your response to our prior comment 7. You state in your response letter that "concurrently with the pricing of the IPO" you plan to commence the exchange offer. However in the second paragraph of this section you state that you plan to offer and sell your common shares through an initial public offering "[p]rior to this Exchange Offer." Please reconcile these statements either by

revising your prospectus or providing us a clarifying explanation in your next response letter.

Our Business, page 1

2. Please revise the third paragraph to clarify that there can be no assurance that you will be able to obtain necessary financing to fund your vessel acquisitions under the shipbuilding contracts.

3. We note your response to our prior comment 8. We are unable to locate the disclosure under "Our Business" that you refer to in your response letter. In one of your introductory paragraphs on page 1 please disclose when you were recently formed and clarify that you do not anticipate generating revenues until you receive your vessels which are scheduled for delivery between 2015 and 2016, unless you charter-in vessels or acquire recently delivered newbuilding vessels that generate revenue.

4. We note your response to our prior comment 10. Please revise the fourth paragraph to clarify how you will finance the acquisition of vessels for which you have entered into letters of intent. It is not clear from your disclosure whether you plan to use additional financing. Additionally, please revise to disclose the material terms of the letters of intent in an appropriate section of the prospectus and file the letters of intent as exhibits to your registration statement.

Our Relationship with the Scorpio Group, page 2

5. We note your response to our prior comment 16. Please revise the last paragraph on page 2 to disclose the risks and conflicts discussed in the risk factor "Our President, Chief Executive Officer, Chief Financial Officer and our Chief Operating Officer…" on page 30.

Our Fleet, page 3

6. We note the reference to "purchase options that [you] may exercise to acquire additional vessels." Please briefly describe the purchase options and clarify whether they are terms of the shipbuilding contracts. To the extent that these are separate material agreements, please revise to also file them as exhibits. Also clarify that you have not secured any financing to acquire any optional vessels.

Management of Our Business, page 4

Commercial and Technical Management, page 4

7. We note that the first sentence states that your vessels "are" managed by SCM and SSM. While we understand that you plan for this to happen in the future we

note that you currently have no vessels in your fleet. Please revise the sentence to reflect this.

Administrative Services Agreement, page 5

8. We note your response to our prior comments 15 and 18. You state in your response to us that Scorpio Services Holdings Limited "is expected" to enter into an agreement pursuant to which it will agree not to directly own any drybulk carrier of greater than 30,000 dwt for so long as the Administrative Services Agreement described in the Registration Statements is in force. However, you state on page 5 that SSH "has agreed" not to own any such drybulk carriers. Please reconcile these statements either by revising your prospectus or providing us a clarifying explanation in your next response letter.

Our Competitive Strengths, page 5

Access to attractive acquisition and chartering opportunities, page 6

9. We note your response to our prior comment 24. We note that there are dry bulk shipping companies in the marketplace with long operating histories, large fleets, and established relationships through affiliates or otherwise. Please delete the reference to "commercial advantage" from your affiliation with Scorpio Group.

Optimizing vessel revenues primarily through spot market exposure, page 6

10. Given that the Scorpio Ultramax Pool and Scorpio Kamsarmax Pool have not yet been formed and have no operating history it seems that you do not have an objective basis for your stated belief that you will experience "operating advantages" such as "exceed[ing] the revenue generated by comparable vessels employed outside of the pools." Please remove this statement.

Management's Discussion and Analysis, page 41

Liquidity and Capital Resources, page 43

Proposed Senior Secured Credit Facility, page 43

11. We note your response to our prior comment 12. You state that you expect to enter into the Credit Facility "prior to completion of the IPO." According to the disclosure on page 43, it appears that you entered into a term sheet for a credit facility for up to $330 million on October 15, 2013. Please tell us if you expect to enter into the credit facility prior to effectiveness. In addition, if you intend to enter into the credit facility prior to effectiveness, please confirm to us that you will revise to disclose the material terms of the credit agreement and that you will revise each of the risk factors under the section "Risks Related to Our

Indebtedness" beginning on page 30. Lastly, please confirm that you will file the respective credit agreement.

Industry and Market Conditions, page 45

12. We note reference to "the incomplete nature of the statistical information" in the first paragraph. Please revise to state that you believe and act as though the market data presented are reliable and accurate.

Security Ownership of Certain Beneficial Owners and Management, page 80

13. We note your response to our prior comment 37, and we reissue the comment. You state in your response to us that you have updated your disclosure to include the investors that own more than 5% of your common shares. Please revise the disclosure as you have indicated or please advise.

14. We note your response to our prior comment 38; however, we could not locate the updated disclosure. Please revise to fill in the placeholders for ownership information for directors and executive officers and for shareholders in the United States.

15. We note that you have removed the phrase "and IPO" from the first two columns so that they only reflect ownership prior to the Exchange Offer. Please revise to clarify whether these columns reflect beneficial ownership prior to the Exchange Offer and IPO. We note that the last two columns reflect beneficial ownership after the Exchange Offer and IPO.

The Exchange Offer, page 81

Expiration Date; Extensions; Amendments; Termination, page 83

16. We note your response to our prior comment 42. We note on page 84 that notice of an extension of the exchange offer "may" contain information regarding the number of shares exchanged to date. Please tell us how this is consistent with Exchange Act Rule 14e-1(d).

17. We note your response to our prior comment 43, and we reissue the comment. We are unable to locate the revised disclosure to which you refer. Please revise the first bullet in this section to clarify in what circumstances you will delay acceptance.

Conditions of the Exchange Offer, page 86

18. We note that the condition is for "[y]our sole benefit and may be asserted by [you] regardless of the circumstances giving rise to that condition." Please revise

to clarify the objective standard you will use for the determination of whether the condition has been satisfied.

Audited Financial Statements

Related Party Transactions

19. We note your revised disclosure to our prior comment 45; however, we do not consider the revisions to be fully responsive to our comment. In this regard, please expand your disclosure in the notes to the financial statements to state your Co-founder, Chairman and CEO, Emanuele Lauro, is a member of the Lolli-Ghetti family which owns and controls SCM, your commercial manager, and SSM, your technical manager.

Part II, Page II-1

20. Please consider revising Part II of the registration statement to remove duplicative information. We note, for example, that the heading for Part II begins on Page II-1 and then again on Page II-4. We also note that the Indemnification portion is included twice.

Exhibit Index

21. We note your response to our prior comment 49 and the fact that you are dependent on the newbuilding vessels to generate revenue as you are a newly formed company. Additionally, you are contractually obligated to make payments under the shipbuilding contracts. We further note that you have not filed any material contracts and you also do not have any charter agreements. Due to the size of the contracts and your recent development, we believe that the shipbuilding contracts are material to you at this time. Please file the shipbuilding contracts in your next amendment or advise.

22. We note that counsel must file finalized and executed legal opinions. Please revise to remove "form of" to describe the legal opinions.

Registration Statement on Form F-1

Dilution, page 40

23. Please explain to us how you calculated adjusted net tangible book value of $822.2 million. As part of your response, provide us with your computation.

24. In a related matter, please explain to us how you calculated adjusted net tangible book value per share of $ 8.11. It appears that the calculation includes restricted shares of your comment stock issued to officers as part of your equity incentive

plan subsequent to September 30, 2013. If true, please revise to exclude such shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Emanuele A. Lauro
Scorpio Bulkers Inc.
Page 7
November 25, 2013

You may contact Effie Simpson at (202) 551- 3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Edward S. Horton, Esq.
        Seward & Kissel LLP